AB 3/13

14047346

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 5 2014
DIVISION OF TRADING & MARKETS

UNI
SECURITIES AND E
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Orchard Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 South Interstate Plaza Drive Suite 320
(No. and Street)

Lehi, Utah 84043
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Casper, (801) 225-8474
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie and Company LLC
(Name – *if individual, state last, first, middle name*)

1785 W 2320 S, Salt Lake City Utah 84119
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DO 3/18/14

OATH OR AFFIRMATION

I, Kim Casper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Orchard Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURIE BURDETT
NOTARY PUBLIC • STATE OF UTAH
COMMISSION# 670699
COMM. EXP. 11-18-2017

Kim Casper
Signature

accountant
Title

L Burdett
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Haynie & Company
Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of Orchard Securities, LLC
170 Interstate Plaza, Suite 320
Lehi, Utah 84043

Report on the Financial Statements

We have audited the accompanying financial statements of Orchard Securities, LLC (a Utah limited liability company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orchard Securities, LLC as of December 31, 2013 and 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in the attached schedules related to the computation and reconciliation of net capital as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the attached schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in the attached schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Haynie & Co.

Salt Lake City, Utah
February 28, 2014

ORCHARD SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 1,023,864	$ 1,046,567
Accounts Receivable, Net of Allowance for Doubtful Accounts of $0 and $49,992, Respectively	6,189	34,727
Receivables from Related Parties	39,000	33,991
Other Current Assets	7,123	29,764
Total Current Assets	1,076,176	1,145,049
Office Equipment	51,808	50,922
Accumulated Depreciation	(49,321)	(45,581)
Total Office Equipment	2,487	5,341
Goodwill	55,000	55,000
Rent Deposit	4,935	4,935
Total Other Assets	59,935	59,935
Total Assets	$ 1,138,598	$ 1,210,325
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 14,428	$ 17,590
Commissions Payable	-	140,581
Payables to Related Parties	-	1,653
Accrued Payroll Liabilities	3,269	5,185
Accrued Expenses and Other Liabilities	805,497	778,608
Total Current Liabilities	823,194	943,617
Total Liabilities	823,194	943,617
Members' Equity	315,404	266,708
Total Liabilities and Members' Equity	$ 1,138,598	$ 1,210,325

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenues		
Underwriting and Selling Groups	$ 3,069,901	$ 1,380,119
Commissions	1,211,474	601,223
Other	588,968	340,546
Interest Income	636	113
Total Revenues	4,870,979	2,322,001
Expenses		
Selling Group Commissions	2,211,547	940,780
Wholesaler Fee Expense	477,005	177,990
Commissions	1,475,724	908,062
Compensation and Related Benefits	151,224	193,593
Office Overhead and Operating	142,250	159,036
Professional Fees	275,494	29,397
Licensing and Registration	66,330	47,421
Depreciation	3,741	8,081
Other	33,970	12,320
Total Expenses	4,837,285	2,476,680
Net Income (Loss)	$ 33,694	$ (154,679)

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Units	Paid in Capital	Retained Earnings	Members' Equity
Balance at December 31, 2011	1,000	$ 142,930	$ 133,459	$ 276,387
Capital Contributed by Members		145,000		145,000
Net Income (Loss)			(154,679)	(154,679)
Balance at December 31, 2012	1,000	287,930	(21,220)	266,708
Capital Contributed by Members		15,000		15,000
Net Income (Loss)			33,694	33,694
Balance at December 31, 2013	1,000	$ 302,930	$ 12,474	$ 315,404

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash Flows From Operating Activities		
Net Income (Loss)	$ 33,694	$ (154,679)
Adjustments to Reconcile Net Income (Loss) to Cash Flows from Operating Activities:		
Depreciation Expense	3,741	8,081
Changes in Certain Operating Assets and Liabilities:		
Accounts Receivable	28,538	115,005
Receivables from Related Parties	(5,009)	27,912
Other Current Assets	22,641	(7,773)
Rent Deposit	-	(160)
Accounts Payable	(3,162)	13,747
Payables to Related parties	(1,653)	(4,208)
Commissions Payable	(140,581)	85,816
Accrued Payroll and Related Expenses	(1,916)	(256)
Accrued Expenses and Other Liabilities	26,891	305,544
Net Cash From Operating Activities	(36,816)	389,029
Cash Flows From Investing Activities		
Acquisition of Office Equipment	(887)	-
Net Cash From Investing Activities	(887)	-
Cash Flows From Financing Activities		
Capital Contributed by Members	15,000	145,000
Net Cash From Financing Activities	15,000	145,000
Net Change in Cash and Cash Equivalents	(22,703)	534,029
Cash and Cash Equivalents at Beginning of Year	1,046,567	512,538
Cash and Cash Equivalents at End of Year	$ 1,023,864	$ 1,046,567

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Note 1 – Organization and Description of Business

General

Orchard Securities, LLC ("Company"), a Utah limited liability company, is organized and registered to engage in the securities business as a broker-dealer in all 50 states and the District of Columbia under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission ("SEC").

The owner of the Company purchased an existing broker-dealer in March 2006 and as an equity contribution contributed all membership interests in the purchased broker-dealer to the Company. Formal approval to operate as a broker-dealer and to conduct securities business as the newly formed broker-dealer was granted from the NASD on October 3, 2006 and from the State of Utah on October 12, 2006.

As an LLC, the equity structure is similar to a partnership while the owners/members are afforded legal liability protection similar to a corporation.

The Company is primarily engaged in providing underwriting services related to the private placement of real estate securities.

Note 2- Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses from all securities transactions are recorded on the close date of the underlying real estate. The Company does not participate in any proprietary securities transactions.

Cash and Cash Equivalents

For purposes of the statements of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. Cash consists of bank deposits with two FDIC-insured institutions in 2013 and 2012. At December 31, 2013 and 2012 the Company had cash of $695,495 and $657,369 respectively, in excess of FDIC limits.

As of December 31, 2013 and 2012, the Company included in cash and cash equivalents is $805,497 and $778,606, respectively, of unapplied cash deposits, which are held in an escrow bank account. The corresponding obligation as of December 31, 2013 and 2012 of $805,497 and $778,606, respectively, is related to these escrow deposits, and is included in accrued expenses and other liabilities on the statements of financial condition.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable and makes provisions for potentially uncollectible balances. At December 31, 2013 and 2012 management recorded a provision against accounts receivable totaling $0 and $49,992, respectively, due to the aging status of certain receivables.

Office Equipment

Office equipment is carried at cost. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of equipment, which range between three and seven years. Depreciation expense for the years ended December 31, 2013 and 2012 was $3,741 and $8,081, respectively.

Rent Expense

The Company's rent expense for its office space was $10,692 and $26,145, respectively, for the years ended December 31, 2013 and 2012.

Goodwill

Goodwill represents the excess of the amount paid over the fair value of net assets acquired in a business combination. In accordance with accounting standards, goodwill and other indefinite lived intangible assets are no longer amortized, but are reviewed annually for impairment. As of December 31, 2013 and 2012, the Company deemed no impairment of goodwill for the periods then ended.

Income Taxes

The Company is taxed as a limited liability company, and as such, all profits and losses are passed through to the individual members. Accordingly, the Company records no tax provision. The Company follows the provisions of the Accounting for Uncertainty in Income Taxes section of the Income taxes Topic of the FASB Accounting Standards Codification. For 2013 and 2012, management has determined that there are no material uncertain income tax positions. Tax years that remain subject to examination by federal, state and local authorities are years 2010 and forward.

Financial Instruments

Financial instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments' market value.

New and Recent Accounting Pronouncements

The Company has evaluated new and recent accounting pronouncements that have been issued or proposed by the FASB or other standard-setting bodies. The pronouncements either do not require adoption until a future date or are not expected to have a material impact on the Company's financial statements upon adoption.

Note 3 – Related Party Transactions

During 2010, contract specific arrangements were consummated between the Company and a broker-dealer that is under common ownership, which resulted in monies being owed between the companies. The broker-dealer provides underwriting services to securitized real estate loans, which are managed by the Company. As of December 31, 2013 and 2012, the amounts due from the Company were offset with the corresponding payables resulting in a balance of $0 and $1,653, respectively. In addition, at December 31, 2013 and 2012 the amounts due from a related company were $39,000 and $33,991, respectively and are contained in the "Receivables from related parties" on the Statements of Financial Position.

Note 4 – Goodwill

As stated in Note 1, during 2006 the owners of the Company purchased an unrelated broker-dealer registered with the NASD. Upon close of the purchase, the ownership interests were transferred to the Company. After the NASD approved the transfer of registration from the purchased broker-dealer to the Company, the purchased broker-dealer was dissolved. The entire purchase price of $55,000 was allocated to goodwill since the purchased broker-dealer had no tangible assets on the date of the purchase.

Note 5 – Lease Commitments

The Company leases equipment under non-cancelable operating leases, which call for payments through September 2014. Future payments as of December 31, 2013 under the leases are as follows:

2014	$3,629
Thereafter	-

Note 6 – Commitments and Contingent Liabilities

The Company has been named in several arbitration proceedings before FINRA where claimants asserted claims for state and federal securities laws incidental to its securities business. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2013, the Company had net capital of $200,670 which was $145,790 in excess of its required net capital of $54,880. The Company's aggregate indebtedness to net capital was 4.1 to 1.

At December 31, 2012, the Company had net capital of $102,948 which was $40,040 in excess of its required net capital of $62,908. The Company's aggregate indebtedness to net capital was 9.2 to 1.

Note 8 – Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2013 through February 28, 2014, the date these financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events.

Supplemental Information

ORCHARD SECURITIES, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL
December 31, 2013

Total Members' Equity	$ 315,404
Less Non-Allowable Assets:	
Receivables from Non-Customers	(45,189)
Office Equipment, Net of Accumulated Depreciation	(2,487)
Cash in "Central Registration Depository" Account	(5,103)
Other Assets	(61,955)
Add Non-Allowabe Liabilities:	
Long-term Portion of Fixed Liabilities	-
Net Capital	$ 200,670
Aggregate Indebtedness	
Total Liabilities	823,193
Net Liabilities	$ 823,193
Computation of Basic Net Capital Requirement	
6⅔% of Aggregate Indebtedness	54,880
Minimum Net Capital Required	5,000
Greater of the Two Amounts	54,880
Capital in Excess of Required Minimum	$ 145,790
Ratio of Aggregate Indebtedness to Net Capital	4.1 to 1

Reconciliation of Difference Between Net Capital and Net Capital per Focus Report Dated December 31, 2013: A reconciliation of the Company's computation of net capital as report was not prepared as there are no material differences between the Company's computation of net capital included in its unaduited Form X-17A-5 Part II and the computation herein.

Haynie &
Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(G)(1)

To the Board of Directors of Orchard Securities, LLC
170 Interstate Plaza, Suite 320
Lehi, Utah 84043

In planning and performing our audit of the financial statements of Orchard Securities, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Orchard Securities, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Orchard Securities, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Orchard Securities, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Orchard Securities, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Orchard Securities, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Orchard Securities, LLC practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Salt Lake City, Utah
February 28, 2014

Haynie &
Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of Orchard Securities, LLC
170 Interstate Plaza, Suite 320
Lehi, Utah 84043

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Orchard Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Orchard Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Orchard Securities, LLC's management is responsible for Orchard Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.
This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Salt Lake City, Utah
February 28, 2014